October 31, 2022
Securities and Exchange Commission
Division of Corporation Finance
Planet Fitness, Inc.
4 Liberty Lane West
Hampton, NH 03842
(603) 750-0001

October 31, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Attention:     Scott Stringer
Linda Cvrkel

Re:     Planet Fitness, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Form 10-Q for the Quarterly Period Ended June 30, 2022
File No. 001-37534

Ladies and Gentlemen:

On behalf of Planet Fitness, Inc. (the “Company”), please find below the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated October 7, 2022 (the “Comment Letter”) and pertaining to the Company’s above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

The Staff’s comment as reflected in the Comment Letter is reproduced in italics in this letter, and the corresponding response of the Company is shown below the comment.

1.We note your response to comment 1 part 1. We continue to believe that adjusting for pre-opening costs is not appropriate. Considering your growth strategy these costs appear to be normal, recurring costs of your operations. Accordingly, please revise your Non-GAAP measures to remove this adjustment from your calculation.

Response to Comment 1:

In response to the Staff’s comment, we will no longer include adjustments for “pre-opening costs” in presentations of our Non-GAAP measures in materials furnished to or filed with the SEC. We plan to implement this revision beginning with reports of our results for the period ending September 30, 2022, at which point we also expect to recast prior period Non-GAAP measures to conform to current year presentations in all future such materials.

* * *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call Thomas Fraser of Ropes & Gray LLP at (617) 951-7063.

October 31, 2022
Securities and Exchange Commission
Division of Corporation Finance
Sincerely,

PLANET FITNESS, INC.

By: /s/ Thomas Fitzgerald
Name: Thomas Fitzgerald
Title: Chief Financial Officer

cc:     Justin Vartanian (Planet Fitness, Inc.)
Thomas Fraser (Ropes & Gray LLP)